U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                      SEC FILE NUMBER
                                                          00-22661
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                              (Check One):
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                                                        CUSIP NUMBER
                                                         46185N109
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    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR
          [X] Form 10-KSB          For Period Ended: January 31, 2000

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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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Part I--Registration Information

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         Full Name of Registrant: INVU, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                         The Beren, Blisworth Hill Farm
                                   Stoke Road
                       Blisworth, Northamptonshire NN7 3DB

                          (City, State and Zip Code)



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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)      The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable  detail the reasons why the annual  report,  quarterly report, transition report on Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

INVU, Inc. (the "Company") is currently engaged in closing one financing transaction and negotiating a second financing transaction in order to obtain necessary funding for future operations. Such transactions have required the attention of management and will require additional disclosure in the Company's Annual Report on Form 10-KSB.

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Part IV--Other Information
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         (1) Name and telephone  number of person  to contact in  regard to this notification

           John Agostini                                   011 44 1604 859893
              (Name)                                        (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment IV
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                                   INVU, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 2, 2000                     By:  /s/ David Morgan
                                           -------------------------------------
                                           David Morgan
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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

                                       IV


     It is anticipated that the Company's operating loss and net loss, for the fiscal year ended January 31, 2000 will be $1,354,017 and $1,433,004, respectively, compared to $689,882 and $694,809, respectively, for the fiscal year ended January 31, 1999. The numbers for the fiscal year ended January 31, 2000 set forth above are subject to the completion of the Company's audited financial statements for such fiscal year.